UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒*    Form 40-F ☐

*

On December 20, 2023, The New York Stock Exchange filed a Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Class A ordinary shares of Farfetch Limited (“Farfetch”), as a result of the events disclosed in Farfetch’s Report on Form 6-K furnished with the SEC on December 18, 2023.

As previously reported, on December 18, 2023, Farfetch Holdings plc (“FF PLC”), a public limited company organized under the laws of England and Wales and a wholly owned direct subsidiary of Farfetch Limited (“Farfetch”), informed Farfetch’s board of directors that it had entered into: (i) a committed first lien delayed draw term loan facility in an aggregate principal amount of $500 million (the “Bridge Loan Facility”) with certain direct and/or indirect subsidiaries of FF PLC, as borrowers and/or guarantors and Surpique LP, a Delaware limited partnership formerly known as Athena Topco LP (“Surpique LP”), an entity owned by Coupang, Inc. (“Coupang”), and funds managed and/or advised by Greenoaks Capital Partners LLC (“Greenoaks”), as lenders (the loans drawn on the Bridge Loan Facility from time to time, collectively, the “Bridge Loans”); and (ii) a transaction support agreement (the “Support Agreement”) with, among other parties, Farfetch, Surpique LP and an ad hoc group of lenders holding in excess of 80% of the outstanding term loans under the existing credit agreement of FF PLC and certain of its direct and/or indirect subsidiaries, dated October 20, 2022 (as amended through the fourth amendment dated January 18, 2024, the “Credit Agreement”).

Following a robust marketing process undertaken by JP Morgan on behalf of FF PLC for the sale of all of FF PLC’s business and assets, which process did not result in a proposal for a competing transaction, on January 30, 2024, Surpique LP consummated the purchase of FF PLC’s business and assets through an English-law pre-pack administration process (the “Sale”).

In connection with the consummation of the Sale, on January 30, 2024, FF PLC, a subsidiary of Coupang, Greenoaks and the other parties thereto, entered into the fifth amendment to the Credit Agreement, accession and fee agreement (the “Fifth Amendment”), which, among other things: (i) terminated the Bridge Loans in full established under the Credit Agreement; (ii) replaced FF PLC with Surpique Acquisition Limited, a limited company organized under the laws of England and Wales, as a guarantor; (iii) provided for certain consents and waivers to the Credit Agreement in furtherance of the Sale and Support Agreement; and (iv) restored certain covenants and other provisions in the Credit Agreement to their corresponding formulations in existence prior to the third amendment to the credit agreement entered into on December 18, 2023. In connection with the Sale, Surpique LP converted the full amount outstanding under the Bridge Loans into equity in the target entities and invested a further $150 million, in the form of equity, into certain of the target entities, bringing Surpique LP’s total investment in the Farfetch entities to $300 million to date. Surpique LP has also committed a further $200 million to the extent required by the business for working capital and general corporate needs in the 12 months following the Sale.

Farfetch expects that holders of its Class A and B ordinary shares and its convertible notes will not recover any of their outstanding investments in Farfetch, and Farfetch expects to be liquidated.

Forward-Looking Statements

The information in this Report on Form 6-K (the “Form 6-K”), contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Farfetch intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected liquidation of Farfetch, holders’ excepted recovery of investments in Farfetch, Surpique LP’s future funding, as well as statements that include the words “expect,” “aim,” “enable,” “intend,” “potential”, “plan,” “believe,” “project,” “proposed,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will” or the negative of these statements and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in Farfetch’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) for the fiscal year ended December 31, 2022, as such factors may be updated from time to time in Farfetch’s other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and the SEC Filings page of Farfetch’s website at www.farfetchinvestors.com. In addition, Farfetch operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for Farfetch’s management to predict all risks, nor can Farfetch assess the impact of all factors on Farfetch’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that Farfetch may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form 6-K are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. Except as required by law, Farfetch undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Farfetch Limited

Date: January 31, 2024	By:	/s/ José Neves
José Neves
Chief Executive Officer